Mail Stop 4561
								April 5, 2006

By U.S. Mail

Mr. Brady Burt
Executive Vice President and Chief Financial Officer
Vail Banks, Inc.
0015 Benchmark Road, Suite 300
P.O. Box 6580
Avon, Colorado  81620

Re:	Vail Banks, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	File No. 000-25081

Dear Mr. Burt:

	We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


								Paul Cline
								Senior Accountant